October 27, 2006

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tasker Products Corp.
Registration Statement on Form S-1
File No. 333-133549

Ladies and Gentlemen:

Tasker Products Corp. hereby withdraws its acceleration request, dated October 26, 2006, submitted pursuant to Rule 461(a) under the Securities Act of 1933, that the effective date of its Registration Statement on Form S-1  (File No. 333-133549) be declared effective under said Act on October 27, 2006 at 4:30 p.m., Washington, D.C. time, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ Stathis Kouninis
Stathis Kouninis
Chief Financial Officer

cc: Andrew Schoeffler